UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form SD

Specialized Disclosure Report

CABOT CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-5667	04-2271897
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Number)

Two Seaport Lane, Suite 1300 Boston, Massachusetts		02210-2019
(Address of principal executive offices)		(Zip Code)

Brian A. Berube, Senior Vice President and General Counsel

617-345-0100

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Cabot Corporation (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2015 to December 31, 2015.

The Company evaluated its current product lines and determined that certain equipment it manufactures or contracts to manufacture in the Purification Solutions segment contains electronic components, certain of which contain tin, tungsten, tantalum and/or gold which is necessary to the functionality or production of the equipment. These electronic components represent substantially less than 0.1 % of the Company’s total cost of sales.

Based on our reasonable country of origin inquiry and due diligence we concluded that certain of our products are “DRC Conflict Undeterminable” as defined in Rule 13p-1, and as a result, we have filed a Conflict Minerals Report.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at www.cabotcorp.com.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CABOT CORPORATION

By:	/s/ Friedrich von Gottberg		Date: May 31, 2016
	Name:	Friedrich von Gottberg
	Title:	Senior Vice President

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